CONFIDENTIAL TREATMENT REQUEST

October 26, 2021

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jan Woo Stephen Krikorian Kathleen Krebs Amanda Kim

Re:	Backblaze, Inc.
Registration Statement on Form S-1 Filed October 18, 2021 File No. 333-260333

Ladies and Gentlemen:

We are submitting this letter on behalf of Backblaze, Inc. (the “Company”), in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-1 filed on October 18, 2021 (the “Registration Statement”) and the Staff’s comment #4 set forth in its letter to the Company dated March 9, 2021.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

CONFIDENTIAL TREATMENT REQUESTED BY BACKBLAZE, INC.

Securities and Exchange Commission

October 26, 2021

The purpose of this letter is to notify the Staff that, based on current market conditions, the current anticipated price range to be included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[*] and $[*] per share, which reflects a proposed 3.6-for-1 forward stock split of the Company’s common stock prior to the effectiveness of the Registration Statement (the “Stock Split”). The share and per-share numbers in this letter reflect the proposed Stock Split, and the Company will update the Registration Statement for the Stock Split in a future amendment to the Registration Statement.

This current anticipated price range was determined based, in large part, on discussions among the board of directors of the Company (the “Board”), senior management of the Company and representatives of the underwriters for the initial public offering beginning on October 7, 2021 and also on October 25, 2021. Prior to October 7, 2021, the underwriters and the Company had not engaged in any formal discussions regarding the valuation of the Company or a proposed price range for the Company’s initial public offering.

The price range noted above has not been conclusively determined to be the price range that will be included on the cover of the Company’s preliminary prospectus and is subject to further revision based on market conditions, business developments and other factors.

The Company respectfully advises the Staff that since February 10, 2020 (the one-year period preceding the initial submission of its draft registration statement with the Commission), its Board has granted stock options with the following exercise prices per share based on the fair market value on the date of grant. In connection with the preparation of its audited financial statements, and the timing of third-party valuations, the Company assessed the value of the shares for purposes of ASC 718, Compensation—Stock Compensation, as follows:

Summary of Recent Equity Awards

	Number of Shares Subject to Options Granted	Exercise Price Per Share	Assessed Fair Value Per Share of Common Stock
April 21, 2020	1,560,694	$2.61	$3.47
December 10, 2020	1,756,440	$3.73	$5.26
March 26, 2021	1,570,680	$5.51	$7.94
June 28, 2021	768,600	$8.09	$10.01
August 30, 2021(1)	654,840	$10.06	$12.51

(1)	The assessed fair value per share of common stock at grant date for the August 30, 2021 grants is under review by the Company and is subject to finalization.

CONFIDENTIAL TREATMENT REQUESTED BY BACKBLAZE, INC.

Securities and Exchange Commission

October 26, 2021

As described on page 87 of the Registration Statement, the Company has regularly performed contemporaneous valuations of the Company’s common stock to assist the Board in its determination of the common stock’s fair value for purposes of granting stock options. In its determinations, the Board has considered numerous objective and subjective factors, including the factors set forth beginning on page F-29 of the Registration Statement, the status of the Company’s progress toward an initial public offering and the most recent valuation report prepared by a third-party valuation specialist. The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

In connection with the August 30, 2021 grants, the Board based its determination of the fair value of the Company’s common stock on numerous objective and subjective factors, including those described beginning on page F-29 of the Registration Statement and on the valuation report that the Company received in July 2021 from its third-party valuation specialist (the “June 30, 2021 Valuation Report”), which concluded that, as of June 30, 2021, the fair market value of the Company’s common stock was $10.06 per share. The June 30, 2021 Valuation Report utilized the probability weighted expected return method (“PWERM”), which weighted an IPO scenario 50.0% and a going concern scenario 50.0%. The June 30, 2021 Valuation Report also applied a 12.0% lack of liquidity discount in the IPO scenario, and a 19.0% discount in the going concern scenario.

The Company received a valuation report in May 2021 from its third-party valuation specialist (the “March 31, 2021 Valuation Report”), which concluded that, as of March 31, 2021, the fair market value of the Company’s common stock was $8.09 per share. The March 31, 2021 Valuation Report utilized the PWERM, which weighted an IPO scenario 40.0% and a going concern scenario 60.0%. The March 31, 2021 Valuation Report also applied a 12.0% lack of liquidity discount in the IPO scenario, and a 20.0% discount in the going concern scenario.

The Company also received a valuation report in March 2021 from its third-party valuation specialist (the “December 31, 2020 Valuation Report”), which concluded that, as of December 31, 2020, the fair market value of the Company’s common stock was $5.51 per share. The December 31, 2020 Valuation Report utilized the PWERM, which weighted an IPO scenario 30.0% and an option pricing model 70.0%. The Company initially utilized the PWERM as an IPO scenario was first determined to be a potential future outcome during this valuation. The December 31, 2020 Valuation Report also applied a 15.0% lack of liquidity discount in the IPO scenario, and a 20.0% discount in the option pricing model.

The Company also received a valuation report in October 2020 from its third-party valuation specialist (the “July 31, 2020 Valuation Report”), which concluded that, as of July 31, 2020, the fair market value of the Company’s common stock was $3.73 per share. The July 31, 2020 Valuation Report utilized the option pricing model, which equally weighted a market approach and an income approach. An income approach was utilized in this valuation as historical financials and forecast information was made available by the Company. The July 31, 2020 Valuation Report also applied a 23.0% lack of marketability discount.

CONFIDENTIAL TREATMENT REQUESTED BY BACKBLAZE, INC.

Securities and Exchange Commission

October 26, 2021

The Company also received a valuation report in October 2019 from its third-party valuation specialist (the “May 31, 2019 Valuation Report”), which concluded that, as of May 31, 2019, the fair market value of the Company’s common stock was $2.61 per share. The May 31, 2019 Valuation Report utilized a market approach and also applied a 23.0% lack of marketability discount.

As is typical in initial public offerings, the current initial public offering price range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Among the factors that were considered in setting the current anticipated price range were the following:

•	The general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	The Company’s financial condition and prospects;

•	Estimates of business potential and earnings prospects for the company and the industry in which it operates; and

•	Valuations metrics for and recent performance of initial public offerings of companies in the technology sector.

The Company believes the difference between $[*], the midpoint of the anticipated initial public offering price range, and $10.06, the determined fair value of the Company’s common stock per share as of June 30, 2021, is primarily the result of the following factors:

•

The anticipated initial public offering price range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created as of November 2021, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the determination of the fair value of common stock as of June 30, 2021 due to the possibility that the Company would not complete an initial public offering. We note in this regard that the June 30, 2021 Valuation Report applied a selected discount for lack of marketability of 12.0% in connection with the value indicated by a potential initial public offering. The Company believes that this discount was appropriate given that the Company’s anticipated offering had been put on hold in May 2021, when the initial lead underwriters decided not to pursue the initial public offering with the Company, and the Company then engaged a new lead banking team.

•

The anticipated initial public offering price range is based only upon a scenario in which the Company completes the initial public offering and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, would result in a lower valuation of the Company’s common stock than its initial public offering.

CONFIDENTIAL TREATMENT REQUESTED BY BACKBLAZE, INC.

Securities and Exchange Commission

October 26, 2021

•

The anticipated initial public offering price represents a future price for shares of the Company’s common stock that, if issued in the initial public offering, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of June 30, 2021, represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an initial public offering were successfully completed, would remain illiquid at least until the expiration of a six-month lockup period following the initial public offering.

•

Since June 30, 2021, the Company has taken several steps towards the completion of an IPO, including retaining new lead underwriters, holding many “testing-the-waters” meetings, at which the Company received positive feedback from potential investors, and publicly filing the Registration Statement with the Commission on October 18, 2021.

The Company believes the factors noted above were the primary factors, but other reasons for the difference between the midpoint of the anticipated initial public offering price range and the determined fair value of the Company’s common stock per share as of June 30, 2021 include:

•

Differences in the comparable companies examined by the underwriters in their discussions with the Company as compared to the companies examined in the June 30, 2021 Valuation Report considered by the Board. While 4 companies overlapped, the underwriters examined 6 companies that the Valuation Report did not examine, and the June 30, 2021 Valuation Report examined 7 companies that the underwriters did not examine.

•

The June 30, 2021 Valuation Report utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the initial public offering.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the current anticipated price range.

However, in anticipation of (1) the potential significant appreciation in the value of the Company’s common stock from the June 30, 2021 valuation and the proximity of the August 30, 2021 option grants to the public filing of the Registration Statement, (2) the proximity of the December 10, 2020 option grants to the December 31, 2020 valuation, (3) the proximity of the June 28, 2021 option grants to the June 30, 2021 valuation and (4) the proximity of the March 26, 2021 option grants to the March 31, 2021 valuation, the Company has proactively recorded incremental stock-based compensation expense by assessing the fair value of its common stock in accordance with ASC 718 as follows, which assessment is reflected in the financial statements included in the Registration Statement:

CONFIDENTIAL TREATMENT REQUESTED BY BACKBLAZE, INC.

Securities and Exchange Commission

October 26, 2021

Summary of Assessed Fair Value

Grant Date	Exercise Price Per Share	Assessed Fair Value Per Share of Common Stock	Difference Between Exercise Price and Assessed Fair Value Per Share of Common Stock
April 21, 2020	$2.61	$3.47	$0.86
December 10, 2020	$3.73	$5.26	$1.53
March 26, 2021	$5.51	$7.94	$2.43
June 28, 2021	$8.09	$10.01	$1.92
August 30, 2021(1)	$10.06	$12.51	$2.45

(2)	The assessed fair value per share of common stock at grant date for the August 30, 2021 grants is under review by the Company and is subject to finalization.

The assessed fair value for the August 30, 2021 option grants will be determined using linear interpolation from the June 30, 2021 valuation to the estimated price of the initial public offering as of September 30, 2021, and will be reflected in the Company’s financial statements for the nine months ended September 30, 2021 and in subsequent periods. The assessed fair value of the June 28, 2021, option grants was determined using linear interpolation from the March 31, 2021 to June 30, 2021 valuations; the assessed fair value for the March 26, 2021 option grants was determined using linear interpolation from December 31, 2020 to March 31, 2021 valuations; the assessed fair value for the December 10, 2020 option grants was determined using linear interpolation from the July 31, 2020 to December 31, 2020 valuations; and the assessed fair value for the April 21, 2020 option grants was determined using linear interpolation from May 31, 2019 to July 31, 2020 valuations.

The Company will set forth a bona fide offering price range consistent with Commission guidance in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus and commencement of the Company’s road show process, which it anticipates could commence as soon as November 2, 2021. The bona fide offering price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business, market and other developments affecting the Company.

Based on the anticipated initial public offering price range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned initial public offering within the anticipated initial public offering price range, or at all, the Company believes that the fair value of its common stock as assessed under ASC 718 in connection with its grants is consistent with the Company’s and the underwriters’ estimates of the anticipated initial public offering price range and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an initial public offering.

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CONFIDENTIAL TREATMENT REQUESTED BY BACKBLAZE, INC.

Securities and Exchange Commission

October 26, 2021

Please contact the undersigned at (650) 463-5335 if you have any questions with respect to this letter.

Very truly yours,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:	Gleb Budman

Frank Patchel

Tom MacMitchell

Backblaze, Inc.

Bennett Yee

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Stuart Bressman

White & Case LLP

Christina Minasi

BDO USA, LLP

CONFIDENTIAL TREATMENT REQUESTED BY BACKBLAZE, INC.